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                             February 2, 2022

       Chen Ren
       Chief Executive Officer
       Trans Global Group, Inc.
       Unit 5B Block 5 Zhonghai Rihui Terrace
       Bantian Street
       Shenzhen, China

                                                        Re: Trans Global Group,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 6,
2022
                                                            File No. 000-56383

       Dear Mr. Ren:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed January 6, 2022

       General

   1. We note your disclosure on page 2 that the company was formed as an investment company planning to
acquire companies in the liquor industry in China. We also note your disclosure on page
2 that the company does not intend to limit itself to a particular industry and has not
established any particular criteria upon which it shall consider a business opportunity,
and your disclosure on page 10 that references resins and polymers and biodegradable and
compostable products. Please revise to clarify your disclosure as appropriate.
   2. We note your disclosure on page 2 that the company has not engaged in any preliminary contact or discussions
with any representative of any other company regarding the
 Chen Ren
FirstName LastNameChen
Trans Global Group, Inc. Ren
Comapany2,NameTrans
February   2022       Global Group, Inc.
February
Page 2 2, 2022 Page 2
FirstName LastName
         possibility of an acquisition or merger. We also note your disclosure on page 10 that preliminary discussions have occurred between the majority shareholder with finders and broker-dealers regarding business opportunities related to resins and polymers and biodegradable and compostable products. Please revise to clarify as appropriate.
3. We note your disclosure on pages 2 and 8 that the company has nominal assets and limited operating history and financial resources. We also note your disclosure on page 8 that you may be unable to manage your growth. Please clarify as appropriate.
4. Please revise your disclosure throughout so that the information stated is given as of a date reasonably close to the date of filing the registration statement. As examples only, Item 1 states the number of employees as of September 16, 2021 and Item 4 states security ownership as of September 24, 2021, yet the registration statement was filed January 6,
         2022.
Item 1. Business, page 1

5. We note that your principal executive offices are located in China, all of your executive officers and directors are located in and have significant ties to China, and your disclosure that you are seeking to acquire a company that may be based in China in a business combination. Please disclose this prominently in the forepart of the business section.
         Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target
         company   s post-combination operations and/or the value of your
common stock or could
         cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the business section.
6. Provide a description of how cash will be transferred through the organization if you acquire a company based in China and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date, and quantify the amounts where applicable.
7. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that
 Chen Ren
FirstName LastNameChen
Trans Global Group, Inc. Ren
Comapany2,NameTrans
February   2022       Global Group, Inc.
February
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         the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
8.       Disclose the risks from acquiring a company whose corporate structure or whose
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factor section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
         and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business
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FirstName LastNameChen
Trans Global Group, Inc. Ren
Comapany2,NameTrans
February   2022       Global Group, Inc.
February
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         combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding
         Foreign Companies Accountable Act.
Item 1A. Risk Factors, page 4

12. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
13. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
14.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over foreign investment in China-based issuers, acknowledge the risk that any such action could cause the value of your securities to significantly decline or be worthless.
15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
16. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the
         Holding Foreign Companies Accountable Act and as a result an exchange may determine
 Chen Ren
FirstName LastNameChen
Trans Global Group, Inc. Ren
Comapany2,NameTrans
February   2022       Global Group, Inc.
February
Page 5 2, 2022 Page 5
FirstName LastName
         to delist your securities. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
17. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 19

18. Please revise your beneficial ownership table to identify the ultimate beneficial owners of
         VS Services LLC, CEDE & CO, and National Financial Services LLC. Also revise to clarify the amount of holdings of Series B Preferred Stock and Series AA Preferred Stock
         held by each of Chen Ren and Jianchen Tang.
Item 5. Directors and Executive Officers, page 20

19. We note your disclosure on page 20 that your sole executive officer and significant employees work full-time for you. We also note, however, your disclosure on page 4 that you have zero full-time employees and your disclosure on page 10 that Mr. Ren is not
         required and does not commit his full time to the company   s affairs.
Please clarify as
         appropriate.
20. Please revise to indicate the principal business conducted by Zuixiangui Liquor Industry
         Co. Ltd., Shaanxi Yinhan Culture Media Co. Ltd., Guangdong Jialaisi Biotechnology Co.
         Ltd., China International Rescue Center, Hong Kong Zhicheng Investment Co. Ltd., and
         Guiling Huimingu Resident Service Co. Ltd.
21. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ren and Mr. Tang, respectively, should serve as directors, as required by Item 401(e) of Regulation S-K.
22. We note your disclosure on pages 4 and 10 regarding conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.
Item 6. Executive Compensation, page 21

23. Please update the compensation disclosure for the fiscal year ended December 31, 2021.
24. We note your disclosure on page 22 regarding director compensation. It appears this information duplicates your disclosure on page 21, as both Mr. Ren and Mr. Dwyer were also officers of the company during the periods presented. Please revise. See Items
         402(n) and 402(r) of Regulation S-K.
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FirstName LastNameChen
Trans Global Group, Inc. Ren
Comapany2,NameTrans
February   2022       Global Group, Inc.
February
Page 6 2, 2022 Page 6
FirstName LastName
Item 9. Market Price of, and Dividends on, the Registrants Common Equity ...
(b) Derivative Securities, page 23

25.      We note your statement that    there are no outstanding securities
that are convertible into
         the Company   s common stock    .    We also note that Chen Ren and
Jianchen Tang hold
         Series B Preferred Stock and Series AA Preferred Stock that are convertible into common stock. Please revise as appropriate.
Item 11. Description of Registrant's Securities to be Registered, page 25

26. We note your disclosure on page 25 regarding the company's stock. We also note the provisions of Article IV of the company's restated certificate of incorporation, filed as
         Exhibit 3.1. Please reconcile the discrepancies between your disclosure and the restated
         certificate of incorporation, including the following:
             Applicable state law;
             Number of shares of common stock and preferred stock authorized; Number of shares of preferred stock designated Series AA;
             Voting rights of the Series AA Preferred Stock;
             Conversion rights of the Series AA Preferred Stock; and Conversion rights of the Series B Preferred Stock.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

27. We note the audit report issued by your independent registered public accounting firm only covers fiscal year 2020. Such firm must opine on all years of the annual financial statements required to be included in the filing. Please amend to have your independent accounting firm revise its report to opine on your financial statements as of and for the fiscal year ended December 31, 2019.
Annual Financial Statements (audited)
General, page F-2

28. Please revise to update the financial statements by reference to Rule 8-08 of Regulation S-
         X.
29. We note that the captioning and order of presentation of various line items within the financial statements does not conform to the customary form and terminology of financial statements filed under US GAAP. For instance, under US GAAP, balance sheets reconcile total assets to total liabilities and equity while the balance sheets included reconcile net liabilities to total equity. Additionally, given your presentation of a classified balance sheet, you have inadvertently presented current assets subsequent to non-current assets Please revise the captioning and order of presentation within your annual, as well as interim financial statements so that such financial statements conform to customary form and terminology used under US GAAP; refer to Articles 4 and 5 of
 Chen Ren
Trans Global Group, Inc.
February 2, 2022
Page 7
      Regulation S-X for guidance.
Balance Sheets, page F-2

30. We note you have presented a negative Additional paid-in capital balance. Please advise and cite the accounting literature relied upon, detailing your consideration of paragraph 1 of ASC 505-10-25 or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameChen Ren
                                                            Division of
Corporation Finance
Comapany NameTrans Global Group, Inc.
                                                            Office of Real
Estate & Construction
February 2, 2022 Page 7
cc:       Scott Kline
FirstName LastName